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                          October 12, 2023

       James Caruso
       President and Chief Executive Officer
       Cellectar Biosciences, Inc.
       100 Campus Drive
       Florham Park, New Jersey 07932

                                                        Re: Cellectar
Biosciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 5,
2023
                                                            File No. 333-274880

       Dear James Caruso:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Istvan Hajdu, Esq.